Exhibit 99.3

Consent of Independent Valuation Expert

Carter Validus Mission Critical REIT II, Inc.:

We hereby consent to the reference to our name and description of our role in the valuation process of certain real estate assets of Carter Validus Mission Critical REIT II, Inc. (the “Company”) referred to in the Company’s Post-Effective Amendment No. 13 to its Registration Statement on Form S-11 (File No. 333-191706) and any future post-effective amendments or registration statements of the Company that reference our name and description of our role in the valuation process of certain real estate assets of the Company as of June 30, 2016. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

/s/ Robert A. Stanger & Co., Inc.
Robert A. Stanger & Co., Inc.
Shrewsbury, New Jersey
April 17, 2017